_________________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

☐ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended ___________________

OR

X TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from December 30, 2004 to

December 31, 2004

COMMISSION FILE NUMBER 333-111145

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCON 401(K) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCON, INC.

BöSCH 69, P.O. BOX 62

HUNENBERG, SWITZERLAND

41+ 41 785-8888

_________________________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcon 401(k) Retirement Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Alcon 401(k) Retirement Plan

Date: June 17, 2005

By: /s/ Dwight D. Horton

Dwight D. Horton, Chairman
Alcon 401(k) Retirement Plan Committee
Vice President, Global Strategic Initiatives

ALCON 401(k) RETIREMENT PLAN

Page No.
(a) Index to Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm	2
Basic Financial Statements:
Statements of Net Assets Available for Benefits - As of December 31, 2004 and December 30, 2004.	3
Statement of Changes in Net Assets Available for Benefits - For the One Day ended December 31, 2004	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule H - Line 4i - Schedule of Assets (Held at End of Year) December 31, 2004	11

Other Schedules:

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

(c) Index to Exhibits Exhibit 23 - Consent of Independent Registered Public Accounting Firm	12

Report of Independent Registered Public Accounting Firm

The Plan Committee

Alcon 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of Alcon 401(k) Retirement Plan (the Plan) as of December 31, 2004 and December 30, 2004, and the related statement of changes in net assets available for benefits for the one day ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Alcon 401(k) Retirement Plan as of December 31, 2004 and December 30, 2004, and the changes in net assets available for benefits for the one day ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

May 31, 2005
Fort Worth, Texas

ALCON 401(k) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and December 30, 2004

(in thousands)

Assets	December 31, 2004	December 30, 2004
Investments, at fair value (note 4):
Investment in Master Trust	$1,188,529	$1,189,398
Participant loans	29,443	29,384

Net assets available for benefits	$1,217,972	$1,218,782

See accompanying notes to financial statements.

ALCON 401(k) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

One day ended December 31, 2004

(in thousands)

December 31, 2004
Additions (reductions) to net assets attributed to (note 4):
Net appreciation (depreciation) in fair value of investment in
Master Trust	$ (862)
Interest on participant loans	--

Investment gain (loss)	(862)

Contributions:
Employer	--
Participants	52

52

Additions (reductions)	(810)

Deductions from net assets attributed to:
Distributions to participants	--

Net increase (decrease)	(810)
Net assets available for benefits:
Beginning of year	1,218,782

End of year	$ 1,217,972

See accompanying notes to financial statements.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2004 and December 30, 2004

(1)	Description of Plan

The following brief description of the Alcon 401(k) Retirement Plan (the Plan) is provided for general information purposes only. The funds of the Plan and the Profit Sharing Trust for Eligible Employees of Alcon (Puerto Rico), Inc. are held and invested through the Master Trust for the Defined Contribution Plans for Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc. (the Master Trust). Participants should refer to the Plan documents for more complete information. If an employee participates in the Plan, certain limitations of the Internal Revenue Code (IRC) discussed herein apply in total.

(a)	General

The Plan is a defined contribution plan. Employees of Alcon Laboratories, Inc. and certain other participating employers (the Employer) are eligible for participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to December 31, 2004, the Plan’s accounting year began each December 31 and ended on the next December 30. Effective January 1, 2005, the Plan Committee changed the accounting year to January 1 through December 31.

These financial statements are for the one-day period ended December 31, 2004.

(b)	Participant Contributions

Employees electing to participate in the Plan are eligible to direct their Employer to contribute pursuant to a salary reduction arrangement between 1% and 5% of basic considered compensation as a basic contribution. Salary reduction contributions are subject to the provisions of Section 401(k) of the IRC.

Participants contributing the maximum basic contribution may make additional supplemental contributions of between 1% and 10% of their basic considered compensation pursuant to a salary reduction arrangement.

Participants direct the investment of their contribution into various investment options offered by the Plan through the Master Trust.

Annual additions to a participant’s account may not exceed the lesser of $41,000 in 2004 ($40,000 in 2003) or 100% of the participant’s basic considered compensation. Salary reduction contributions may not exceed $13,000 for 2004 or $12,000 for 2003.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

(1)	Description of Plan, continued
(c) Employer Contributions

Each participant’s basic contributions are matched by the Employer on a $2.40 to $1.00 basis.

Supplemental contributions are not matched by the Employer.

(d)	Distributions

Vested Employer contributions and earnings thereon generally may not be withdrawn by the participant prior to attaining the age of 59.5 years, termination, retirement, death or disability.

All distributions are based on the value of the participant’s account. Cash distributions generally can be in the form of a lump sum payment or installments not exceeding the lesser of 20 years or the participant’s life expectancy.

Supplemental contributions (amounts in excess of the basic contribution) which are not made pursuant to a salary reduction arrangement may be withdrawn in whole or in part by any participant along with the earnings attributable to such contributions subject to certain limitations. Participants over the age of 59.5 years may withdraw, prior to termination of employment, any portion of their supplemental or basic contributions and company contributions and earnings thereon once per year. Prior to termination, retirement, death or permanent and total disability, participants under the age of 59.5 years generally may not withdraw (1) basic contributions and earnings or losses thereon, or (2) supplemental contributions made pursuant to a salary reduction arrangement and earnings or losses thereon.

Participants with a proven financial hardship may withdraw all or a portion of their basic contributions and vested participating Employer contributions. Such a withdrawal may not be later reconstituted. In addition, the participant’s contributions are suspended for the 6-month period immediately following the hardship withdrawal.

(e)	Allocation of Trust Income or Loss

Trust income or loss allocable to the Plan is allocated at the end of each day to the individual participants’ accounts based upon the ratio of each participant’s Plan account balance at the end of the day to the total balance of all participants’ Plan accounts at the end of such day.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

(1)	Description of Plan, continued
	(f)	Vesting and Forfeitures

Participants are immediately vested in their supplemental and basic contributions plus allocated earnings or losses thereon. Vesting in the remainder of their account (i.e., Employer contributions plus allocated earnings or losses thereon) is based on years of service. A participant is 100% vested after five years of service, attainment of age 55, or upon termination by reason of death or permanent and total disability. Upon termination, any amount in which the participant is not vested shall be forfeited with certain limitations. Forfeitures are removed from terminated employees’ accounts and used to offset recordkeeping and trust and custody expenses first, then to reduce the Employer’s contribution.

(g)	Loans

Participants may borrow a minimum of $500 up to a maximum of the lesser of $50,000 minus the highest balance of any outstanding loan issued in the 12 months prior or one-half of the participant’s vested interest in their account. Participant funds attributed to the former Alcon Retirement Plan (ARP) are excluded from the determination of participant’s vested interest. A participant may have no more than two loans outstanding at any one time. Each loan bears interest at prime rate plus one percent and payments are made through payroll deductions.

(2)	Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a)	Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis.

(b)	Investments

The investment in the Master Trust is stated at fair value (note 4). Participant loans are valued at the dollar amount of outstanding loans which approximates estimated fair value. Investment transactions are recognized on the trade date.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

(3)	Termination of Plan

Although the Employer has not expressed any intent to do so, in the event of Plan termination, the Plan Committee will reduce assets of the Plan to cash insofar as practical. Any such proceeds, net of liquidation expenses, which have not previously been allocated to the participant accounts will then be allocated to the participant accounts based on the categories which comprise such unallocated proceeds (i.e., employee contribution, Employer contribution, or income or loss). All such allocations will be fully vested. Thereafter, the Plan Committee will release to each participant any life insurance contract upon a participant’s life. The Plan Committee will then proceed to distribute the assets of the Plan to the participants in accordance with each participant’s ownership in the Plan as indicated by their participant account and without regard to any forfeiture provisions.

(4)	Investments

The Plan and the Alcon (Puerto Rico) Plan have an undivided interest in the Master Trust. Plan participants self-direct the investment of their accounts among various investment funds. The Plan’s investment funds’ decisions, including the purchase and sale of individual securities, are made by outside investment managers within general guidelines provided by the Plan Committee, who are employees of the Employer. The assets of the Master Trust are held by a custodial trustee. Fair market values were determined by quoted market prices.

The following represents the fair value of the investments of the Master Trust as of December 31, 2004 and December 30, 2004.

	(in thousands)
	December 31, 2004	December 30, 2004
Cash and short-term securities	$ 14,300	$ 14,310
U.S. Government securities	136,486	136,586
Corporate debt	115,188	115,272
Corporate stock - preferred	18,227	18,240
Corporate stock - common	321,900	322,136
Common collective funds	470,121	470,466
Mutual funds	89,176	89,241
Other	12,626	12,637
Employer securities	20,825	20,840

Total investments	$1,198,849	$1,199,728

Participant loans are part of the Plan and, therefore, are considered to be participant directed funds as of December 31, 2004 and December 30, 2004. Participant loans and related income are not included in the Master Trust but are included directly as a part of the Plan. The investment information pertaining to participant loans and related interest income is broken out separately on the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

(4)	Investments, continued

On January 2, 2004, the Plan made available Alcon, Inc. stock as an investment option under the Plan. In order to provide Alcon, Inc. stock as an investment option, the Board of Directors of Alcon, Inc. approved and filed in December 2003, a Form S-8 with the Securities and Exchange Commission (SEC) to register the shares expected to be purchased under the Plan. Under SEC rules, once the S-8 is filed, the Plan is required to file an annual report on Form 11-K along with the Plan's audited financial statements for the latest two fiscal years of the Plan within 180 days after the Plan's fiscal year end.

As of December 31, 2004 and December 30, 2004, the Master Trust included net assets that were nonparticipant-directed of approximately $11,346,000 and $11,355,000, respectively.

The Plan accounted for approximately 99% of net assets of the Master Trust at December 31, 2004.

Investment gain (loss), net for the Master Trust is summarized as follows for the one day ended December 31, 2004:

(in thousands)
2004
Net appreciation (depreciation) in the fair value of
investments:
Cash and short-term securities	$ --
U.S. Government securities	--
Corporate debt	21
Corporate stock - preferred	21
Corporate stock - common	(520)
Common collective funds	(301)
Mutual funds	(168)
Other	(7)
Employer securities	65
Interest income	19
Dividend income	--
Other income (loss)	--

(870)
Less expenses	(2)

$(872)

(5)	Tax Status

By letter dated December 17, 2002 the Internal Revenue Service determined that the Plan was qualified under Section 401(a) of the IRC and is entitled to favorable tax treatment. A qualified plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan Committee and the Plan’s in-house legal counsel believe that the Plan is currently being operated in compliance with these requirements.

ALCON 401(k) RETIREMENT PLAN

Notes to Financial Statements

(6)	Forfeited Accounts

For the one-day ended December 31, 2004, forfeited non-vested accounts totaled $0.

(7)	Subsequent Event

Effective January 1, 2005, the Alcon 401(k) Retirement Plan was renamed the Alcon 401(k) Plan and the Employer match on participant’s basic contributions was changed to a $1.00 to $1.00 basis. Additionally, the Employer instituted the Alcon Retirement Plan (the 2005 ARP), a noncontributory money purchase pension plan. Employees of Alcon Laboratories, Inc. and certain other participating employers are eligible for participation in the 2005 ARP. Each participating employer shall contribute, on behalf of each of its eligible employees, 7.0% of the participant’s basic considered compensation.

ALCON 401(k) RETIREMENT PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2004

(in thousands)

Identity of Issue	Description of Investment	Cost	Current Value
JPMorgan*	Investment in Master Trust, at fair value	$994,810	$1,188,529
Participants	Loans - due from 2005 to 2019, bearing interest at various
	rates ranging from 5% to 10.5%	--	29,443

	Total Assets Held for Investment Purposes	$994,810	$1,217,972

* Party in interest

See accompanying report of independent registered public accounting firm.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Committee

Alcon 401(k) Retirement Plan:

We consent to the incorporation by reference in the registration statement No. 333-111145 on Form S-8 of Alcon, Inc. of our report dated May 31, 2005 with respect to the statements of net assets available for benefits of the Alcon 401(k) Retirement Plan as of December 31, 2004 and December 30, 2004, the related statement of changes in net assets available for benefits for the one-day period then ended and the related supplemental schedule as of December 31, 2004, which report appears in the December 31, 2004 Transition Report on Form 11-K of the Alcon 401(k) Retirement Plan.

/s/ KPMG LLP

Fort Worth, Texas

June 16, 2005